Exhibit 99.1

Gildan Activewear Files Proxy Circular and Board of Directors Issues Letter to

Shareholders

-	Company Launches Annual Meeting Website: www.futureofgildan.com
-	Board Urges Shareholders to Vote on the BLUE Proxy Card “FOR” ALL of Gildan’s Qualified and Experienced Director Nominees
-	Board Recommends the Election of Browning West Nominees Karen Stuckey and J.P. Towner

Montreal, April 29, 2024 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that it has filed its management proxy circular with the Canadian securities regulatory authorities on SEDAR+ in connection with its upcoming 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”) to be held on May 28, 2024. The full circular will be available at the Company’s issuer profile at www.sedarplus.ca, the EDGAR website at www.sec.gov, and on the Investor Relations section of the Company’s website at https://gildancorp.com/en/investors/.

The Gildan Board strongly recommends that shareholders vote on the BLUE proxy card “FOR” ALL of Gildan’s qualified and experienced director nominees. The Board also recommends that shareholders vote for the elections of Karen Stuckey and J.P. Towner, who have been nominated by a shareholder, Browning West, as they would be additive to the Board as Gildan pursues its growth agenda. The Company’s recommended slate of Director candidates for the 2024 Annual Meeting include the following individuals:

•	Tim Hodgson, Independent / Non-Executive Chair
•	Lee Bird
•	Dhaval Buch
•	Marc Caira
•	Jane Craighead
•	Sharon Driscoll
•	Lynn Loewen
•	Anne Martin-Vachon
•	Vincent (Vince) J. Tyra, President & CEO
•	Les Viner
•	Karen Stuckey – recommended Browning West nominee
•	J.P. Towner – recommended Browning West nominee

In addition, the Company today announced the launch of its 2024 Annual Meeting website: www.futureofgildan.com. For additional resources and information about the 2024 Annual Meeting, or the Company’s strategy, governance, and voting instructions, please visit this site.

The Gildan Board also issued a letter to shareholders today, which is included in the management proxy circular. The full text of the letter follows:

Dear Fellow Shareholder,

We want to inform you that we announced important changes to our Board of Directors (“the Board”) and have filed our management proxy circular for our 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”) to be held at 10:00 am EDT on May 28, 2024, at 1250 René-Lévesque Blvd West, Suite 3610 in Montréal, Québec, Canada.

Ahead of this filing, on April 22, 2024, the Gildan Board of Directors disclosed its slate of director nominees for the 2024 Annual Meeting, including five new independent directors, Timothy (Tim) Hodgson, Lewis L. (Lee) Bird III, Jane Craighead, Lynn Loewen, and Les Viner who have been appointed to the Board, effective May 1, 2024. Directors Donald C. Berg, Maryse Bertrand, Shirley Cunningham, Charles Herington and Craig Leavitt will depart the Board, effective the same day. Luc Jobin and Chris Shackelton have informed the Board that they will not stand for re-election at this year’s meeting. They will continue to serve in their capacity as members of the Special Committee of the Board of Directors supervising the previously communicated sale process until the close of the 2024 Annual Meeting in order to help transition this process to the refreshed Board. To facilitate a smooth transition process at this important juncture, the new directors have been recent observers to the Board.

In addition, the newly constituted Board is expected to unanimously appoint Tim Hodgson as Independent/Non-Executive Chair, effective May 1, 2024, taking the seat of Donald Berg. Donald has decided to step down from the Chair role to ensure a smooth transition while the incoming Chair leads Board discussions in support of the Company’s next phase of growth under its new President and CEO, Vince Tyra.

We are excited to welcome Tim, Lee, Jane, Lynn and Les to our Board – all of whom possess the necessary leadership experience, relevant expertise, and diverse backgrounds to be of tremendous value to our Board and management team in driving Gildan forward.

We also want to sincerely thank Donald, Maryse, Shirley, Charles, Luc, Craig, and Chris for their leadership, service, and many contributions throughout their tenure. They have been instrumental in helping lead and support a company whose foundation is now primed for sustainable, profitable growth and value creation. We wish them the very best in their future endeavors.

These Board changes were recommended by our Corporate Governance and Social Responsibility Committee (the “Governance Committee”) after extensive conversations with Gildan’s shareholders. One of the consistent themes we heard during those conversations was the need for more apparel expertise and experience with value-oriented consumer products on the Board. That is why we are also recommending that you vote for two of the nominees on the dissident slate, Karen Stuckey and J.P. Towner. While Browning West continually rebuffed our request to interview their candidates, it was clear to the Board, both through prior consideration of potential candidates and feedback received from shareholders and other stakeholders of the Company, that Karen Stuckey and J.P. Towner would be additive to our Board as Gildan pursues its growth agenda. Since the Board refreshment announcement on April 22, members of the incoming Gildan Board have had the opportunity to speak with Ms. Stuckey and Mr. Towner and the Board members are looking forward to working with them.

By way of background and introduction, Tim Hodgson has a long and distinguished leadership career in asset management, finance, as well as public service. He is known for successfully bringing clarity, focus, collaboration, and value creation as part of leading the turnaround in several challenging situations. Tim was Special Advisor to Governor Carney at the Bank of Canada and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, after having risen through various positions within the international investment bank’s New York, London, Silicon Valley, and Toronto offices. Tim possesses more than 15 years of board experience spanning several sectors. He currently serves as the Chair of Hydro One, a TSX 60 company and Canada’s largest publicly traded electricity transmission and distribution service provider. He also serves as Chair of the Canadian Investment Regulatory Organization, Vice Chair of the Investments Committee of the Ontario Teacher’s Pension Plan and on the board of the Property and Casualty Insurance Compensation Corporation. Tim most recently served as Managing Partner and Director of Alignvest Management Corporation, a Canadian-based private equity investment firm. His prior board directorships include Dialogue Health Technologies, PSP Investments, Sagicor Financial Company, MEG Energy, the Ivey School of Business at Western University, and Bridgepoint Health. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds the Institute of Corporate Directors designation (ICD.D).

Lewis L. (Lee) Bird III brings to the Gildan Board deep leadership experience and relevant industry expertise in apparel and supply chain. He most recently served as Chairman and CEO of At Home Group Inc., a US-based retailer. Prior to that, Lee served as Managing Director/Consumer Practice Leader of The Gores Group, a global private equity firm. Prior to this, Lee served as Group President of Nike Affiliates for Nike Inc., Chief Operating Officer of The Gap and Chief Financial Officer of Old Navy. Before his consumer/retail career, he held various strategic and financial leaderships roles at Gateway, Inc., Honeywell/AlliedSignal, Inc., and Ford Motor Company. He started his career as an Assistant Vice President & Commercial Loan Officer for BayBanks, Inc. Lee is currently on the Board of the Larry H. Miller Company, the National Advisory Committee for the

Marriott School of Business at Brigham Young University and is a member of the Ownership Advisory Group of the NHL Dallas Stars.

Jane Craighead has over 20 years of experience with public companies and board governance, first as executive management and then as an independent corporate director. Jane is skilled in finance and accounting, human resource management including executive compensation, corporate governance, business strategy and change management. She most recently served as Senior Vice President Global Human Resources at Scotiabank. Prior to that, she served as Global Practice Leader, Total Rewards of Rio Tinto, as well as a similar role at Alcan. She is currently a member of the board of directors of Crombie Real Estate Investment Trust where she is a member of the Human Resources Committee and Chair of the Governance and Nominating Committee, of Wajax Corporation where she is a member of the Audit Committee and Chair of the Human Resources Committee, and of Telesat Corporation where she is a member of the Audit and Nominating and Governance committees and Chair of the Human Resources and Compensation Committee. Her prior board directorships include Jarislowsky Fraser Limited, Intertape Polymer Group Inc., Clearwater Seafoods Incorporated, and Park Lawn Corporation. Jane has a PhD in Management and is a Chartered Professional Accountant (CPA).

Lynn Loewen brings a wealth of valuable experience to the Board, particularly in executive leadership, governance, risk management, finance, operations, technology, accounting and sustainability/ESG. She most recently served as President of Minogue Medical Inc., a Canada-based healthcare organization specializing in the delivery of innovative medical technologies to hospitals and medical clinics. Before Minogue, Lynn served as President of Expertech Network Installation Inc. Lynn has also held key positions with Bell Canada Enterprises including Vice President of Finance Operations and Vice President of Financial Controls. Prior to this, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz. In addition, Lynn possesses extensive board experience; she currently serves as a member of the board of directors, Chair of the Audit Committee and as a member of the Information Technology Committee of National Bank of Canada, a Canadian Chartered Bank, and a director of Emera Incorporated, a TSX-listed multinational energy company. Lynn is the current Chancellor of Mount Allison University. She is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds the Institute of Corporate Directors designation (ICD.D).

Les Viner is a lawyer, Chartered Professional Accountant (CPA), and seasoned business leader, bringing to the Board extensive experience in financial and strategic planning, change management, talent development, risk management, conflict resolution, business development and transaction execution. Les most recently served as a Senior Partner of Torys LLP, a leading international business law firm headquartered in Toronto. Before that, Les Viner served as Managing Partner of Torys, where he was responsible for the firm’s overall strategic direction and client focus, as well as for all professional and administrative matters. In this role, Les led the transition from a single office, founder-led firm to a multi-office, professionally led firm, while developing and implementing a differentiated strategy which led to marketplace recognition and profitable growth. During his time at Torys, Les stepped in to serve as Interim General Counsel and Corporate Secretary of Canada Post Corporation, advising the Company’s Board and leading legal, compliance, and ESG functions. Prior to that, Les practiced corporate, securities and natural resources law with Macleod Dixon in Calgary, and international corporate and finance law with Allen & Overy in London, England. Les obtained his B.Comm. from University of Calgary, J.D. from University of Toronto, and LL.M. from Harvard University. Les holds the Institute of Corporate Directors designation (ICD.D).

The Company’s nominees have been thoughtfully selected to serve on the Board following a robust recruitment process, including the hiring of an independent search firm, and extensive shareholder engagement. The Board, as reconstituted, possesses strong business and core industry experience and deep expertise in key functional areas, such as corporate governance, legal, ESG, and HR, which are needed to oversee Gildan in its next phase of growth.

Gildan is focused on delivering shareholder value by successfully executing a revamped Gildan Sustainable Growth strategy with a new, highly qualified CEO

There is now genuine excitement around Gildan. We have a new, highly engaged CEO with a credible strategic plan and a newly constituted Board of Directors that bring the right combination of expertise, experience, and collaboration to position the Company to create meaningful value for shareholders.

Vince Tyra is exactly the right CEO to scale Gildan in an increasingly complex and fiercely competitive environment. In his first few months, Vince has hit the ground running, being the first Gildan CEO in years to visit most manufacturing sites in order to get immersed into our processes and culture. He has been attending trade shows to reconnect with customers, holding town halls to create openness and start a two-way dialogue with employees, and engaging with shareholders and major partners to better understand the challenges and opportunities facing the Company.

Importantly, following extensive proactive engagement of our shareholders by Vince and the management team, Vince has outlined five key focus strategic priorities, which reflect shareholders’ desire to continue sustainably growing Gildan. You can view Vince Tyra’s investor update or watch a webcast of his presentation at www.futureofgildan.com. These initial priorities, which build on our current Gildan Sustainable Growth strategy, are:

1.	Successfully execute supply chain initiatives to maintain availability, cost leadership and industry leading margins.
2.	Leverage Gildan’s unique brands and develop distinct commercial capabilities to accelerate growth and strengthen the Company’s market position.
3.	Deepen Gildan’s relationships with existing and prospective retail partners, strengthening the Company’s position as supplier of choice

4.	Complement Gildan’s strong North American market position with renewed focus on select international markets to drive growth
5.	Empower and build world-class talent and leadership to ensure the long-term resilience of Gildan’s business.

It should not come as a surprise that investors are already starting to see results from their new CEO. Gildan knew what they were getting when they hired Mr. Tyra as the result of a process that involved 3 highly qualified finalists and 32 reference checks as part of an extensive look at his background.

At just 34 years of age, Vince was handpicked to take on the role of President of Fruit of the Loom and was instrumental in the implementation of a plan to stabilize the company and restructure the business, paving the way for its eventual sale to Berkshire Hathaway.

He then became the chief executive at Broder Bros after Bain Capital noticed the turnaround work at Fruit of the Loom. At Broder Bros, he successfully engineered the acquisition of Alpha shirt holdings. During his six-year tenure at Broder Bros., he grew EBITDA by 223% delivering a compound annual growth rate of 26.4% to shareholders.

Yoo Joon Kim was a Principal at Bain Capital when Mr. Tyra was CEO of then Bain-owned Broder Bros and had this to say about working with Vince:

“With almost 30 years of private equity investing experience, I have worked with countless CEOs in multiple industries. Vince was in the top tier of those executives given his leadership strengths, ability to build strong teams and culture, financial performance, acquisition experience … Gildan is very fortunate to have Vince as its next leader. I have tremendous confidence in the Company’s future under his stewardship.”

After Border Bros., his next stop was Southfield Capital as an Operating Partner and member of the investment committee. At Southfield, his portfolio produced an internal rate of return of 27% and a multiple on invested capital of 3.2x.

And most recently he served as Senior Vice President of Corporate Strategy and Mergers and Acquisitions at Houchens Industries, where he oversaw and developed corporate strategy for the $4 billion revenue employee-owned holding company.

Every stop in his journey tells the same type of story. Vince is the type of leader who is present and builds winning teams focused on the relentless pursuit of value creation.

Given his track record, shareholders are right to see Vince as a value creator. While the early returns on Vince’s tenure have been encouraging, there is still much work to be done.

Our management team, led by Vince, will continue to review the business and looks forward to presenting a comprehensive vision for the future at an upcoming Investor Day to be held in the Fall of 2024.

We are now at a pivotal moment in the trajectory of Gildan, one where shareholders have a choice between reverting to a past devoid of a credible growth path, where the share price has long been range bound, or embracing a bright future with an inspired and fully dedicated CEO, strong strategic direction and leadership style, and a newly refreshed Board committed to collaboration and value creation.

Our strategy will allow us to drive sustainable and profitable growth, while enhancing returns for our shareholders. As is our fiduciary duty – and to ensure that we are maximizing shareholder value – your Board has also been reviewing other strategic alternatives through dialogue with potential bidders after receiving a confidential non-binding expression of interest to acquire Gildan. Despite Browning West’s public stance against considering any alternative, its attempts to disrupt the process, and their portraying the review of alternatives as an entrenchment strategy for the Board, the ongoing process is robust and will be measured against the value creation potential of our compelling current strategic plan. We are confident that the newly reconstituted Board that we are recommending will pursue their fiduciary duties by continuing to review such alternatives and assessing them against the Company’s future plans. It will ultimately be up to the shareholders to decide whether to accept any offer.

There was a case for change at Gildan in 2023, and the Board delivered the necessary change by appointing Vince Tyra as Gildan’s President and CEO.

By moving to replace Mr. Chamandy with Mr. Tyra as Gildan’s President and CEO and overseeing the evolution of Gildan’s Sustainable Growth Strategy, Gildan made the necessary change to ensure that the Company is well positioned for the future.

LET US BE CLEAR: the decision to transition leadership away from the founder CEO was not taken lightly. While we acknowledge the contributions made by Glenn Chamandy during his 20-year tenure as CEO, it became evident to the Board that a change was necessary to allow Gildan to reach its full potential. The Board was unanimous in its conviction that retaining Mr. Chamandy as CEO would have jeopardized the future of Gildan and destroyed significant shareholder value.

After agreeing to a formal succession plan in 2021, Mr. Chamandy recently made clear that he never intended to abide by that agreement despite being part of the discussions since 2021, telling the media in a December 2023 about face, “I had no intention of leaving. You know, my view is that I would leave when I think the time is right for the company.”

As Mr. Chamandy was putting his personal interests ahead of the Company’s, the business was losing momentum and growth was stagnating. Amidst this stagnating performance, and despite the previously agreed to succession plan, Mr. Chamandy demanded that the Board approve a risky, multi-billion-dollar acquisitions strategy predicated on him staying CEO for several more years, and threatened that he would quit and sell all his shares if the Board did not do so. The independent Board did not believe that Mr. Chamandy’s strategy was in the best interests of the Company or its shareholders. In light of Mr. Chamandy’s threat to resign, the Board believed that it had no choice but to proactively remove him so that the Board could continue with its process of finding a qualified successor that was aligned with the current needs of the Company and interests of shareholders as soon as possible.

Browning West responded to Mr. Chamandy’s departure almost immediately, which the Board believes reflects clear preparation or alignment with Mr. Chamandy. Browning West’s comments spread a false narrative on both the CEO succession process and the Company’s new CEO. Shareholders would be right to question whether Mr. Chamandy and Browning West had a well-orchestrated plan in place, designed to create as much noise and chaos as possible around his departure to undermine the Board and Company. The aim was simple: create a false narrative to provide pretext for launching a proxy contest to take control of the Board and the Company, without paying any premium, and reinstating Mr. Chamandy as CEO with a more compliant Board.

During the past 5 months, Gildan’s Board has engaged with and welcomed the views of the Company’s shareholders including Browning West and its supporters. Through almost 90 meetings, it was evident that there was not unanimous support for Browning West and its nominees – even among those who Browning West publicly identifies as supportive. Specifically, there was concern about Mr. Chamandy returning to the Company, that the nominees were selected by Browning West without input from other shareholders, and about providing Browning West with unchecked control of the Company.

It became clear that the type of board that shareholders wanted to see moving forward was a board that would support value creation through balanced fresh perspectives with historic knowledge; previous board experience with a focus on governance, industry, and manufacturing experience; and one that was responsive to the views of shareholders. Shareholders also told us they wanted a focused Board that would work collaboratively.

With this significant input from shareholders, the Governance Committee, which included members who were not targeted by Browning West, has proposed the aforementioned new independent nominees as part of this year’s board slate in order to maintain the Company’s commitment to ongoing refreshment. The slate strikes a balance between ensuring the Board retains historical continuity during a period of transition and provides fresh perspectives to ensure it continues to serve its important oversight function on behalf of all shareholders.

It is critical for shareholders to understand that the Board made Browning West aware of its willingness to engage in a balanced refreshment process that considered not only their views, but those of other shareholders as well. Unfortunately Browning West made it clear that the only changes it was willing to accept were changes that benefited Browning West exclusively, prolonging this unnecessary proxy fight. Despite Browning West’s intransigence, the Governance Committee attempted to meet with certain of Browning West’s nominees to discuss their possible addition to the Board prior to the shareholder meeting. While some nominees expressed an openness to this, Browning West precluded its nominees from participating in any such meetings.

Nonetheless, the Governance Committee examined the qualifications and competencies of the Browning West slate in order to ensure that the nominees being put forward to shareholders at this year’s Annual Meeting were responsive to the desire for shareholder nominated representation and comprised the strongest possible Board that could be constructed. After that evaluation, and based on prior deliberations and feedback received from external sources, the Board concluded that Karen Stuckey and J.P. Towner would bring skills that were additive and thus recommended that they be endorsed as nominees. That same process concluded that other nominees from Browning West’s slate would only result in duplication of skillsets on the Board or disruption to the forward momentum underway at Gildan.

Browning West continues to run a costly, disruptive campaign built on false assumptions and misleading statements.

Browning West’s involvement in Gildan should concern every shareholder. Holding just a small position in the stock, the activist is attempting to take control of both the Board and the Company, all without paying any premium. Browning West appears to have violated U.S. law in building its position in Gildan to call a Special Meeting, and then withdrew its request for that meeting when the Board notified Browning West and U.S. regulators about the violation. Equally troubling, Browning West has amplified false and salacious stories from tabloid media to score points in the proxy contest. Browning West will use any tactics no matter how disgraceful, to gain control of Gildan. Shareholders who care about governance are right to ask what this behaviour will amount to if Browning West gains Board control?

Looking at Browning West’s past activist record, it has delivered wildly volatile results for its own investors and left a trail of chaos at the companies that fell victim to its campaigns. It is a record that should flash warnings signs when considering the following:

•

When Usman Nabi was a senior partner at H Partners before co-founding Browning West with Peter Lee, he inserted himself onto the board of Tempur Sealy. The Wall Street Journal referred to Nabi’s campaign as a “Tempur Tantrum” for his treatment of the CEO. Under Mr. Nabi’s tenure on the TPX Board, the company’s stock significantly declined in value, falling approximately 23%, and the Company saw three CEOs in just four months.

•	At Domino’s UK, Mr. Nabi joined the board in November 2019. During his tenure as a director, the company saw a transition of four different CEOs in four years.
•

At Countryside, Peter Lee joined the board as Browning West publicly called for a sale of the company. Browning West’s Countryside campaign ripped through two CEOs and multiple Board Chairs, while destroying shareholder value with the company’s share price losing nearly half of its value before its merger with Vistry in 2022. Following the merger, and while Browning West was still actively engaged, Vistry appeared to engage in questionable governance practices, particularly regarding executive compensation, with two directors ultimately resigning from the Board in protest.

Over the last several months, the Board has attempted to reach a settlement agreement with Browning West and offered multiple times to interview its candidates so that the Board could consider those candidates for nomination at the 2024 Annual Meeting. Good faith efforts by the Company were repeatedly rebuffed by the activist hedge fund.

Regardless, we felt it critical to ensure that the Board’s composition reflected the conversations we had with shareholders and that is why we have recommended that shareholders vote for Karen Stuckey and J.P. Towner.

We do not believe that the rest of Browning West’s slate offers an increase in expertise or experience to Gildan’s business, and accordingly, they do not represent the best mix of director candidates. In fact, we believe that a vote for Peter Lee or Glenn Chamandy would be a vote to undo the work the Governance Committee has done to put forward a refreshed, collaborative Board that is superior to the Browning West slate and reflects the desires of shareholders. If this proxy contest is about governance and the future of the Company as Browning West asserts, then shareholders should support the Company’s nominees. Handing unfettered control of the Company to Browning West and granting it the Board and the CEO it picked with no checks or balances – as shareholders have expressed concern about – is not in the best interests of the Company.

In conclusion: CEO Vince Tyra and a refreshed Board with a credible strategy will ensure Gildan reaches its full potential.

Gildan has the right CEO, a strong plan and a newly refreshed, strong, engaged, and diverse Board, with a balanced mix of experience, skills, leadership expertise, and fresh, new perspectives to enhance value for shareholders. The Board is fully aligned behind Vince in his role as CEO and looks forward to helping him continue to execute and enhance the Company’s strategy. We encourage shareholders to support Vince in executing our long-term vision as well as our highly skilled, proven, and recently refreshed Board.

VOTE THE BLUE PROXY CARD TODAY

We look forward to seeing you at the 2024 Annual Meeting and for the opportunity to answer your questions, but if you cannot attend, it is important that your shares be represented. Whether or not you plan to attend the 2024 Annual Meeting, we urge you to read the Management Information Circular carefully and to vote FOR ALL the Gildan nominees by using the enclosed BLUE proxy and NOT to vote for Browning West’s director nominees other than Karen Stuckey and J.P. Towner or return any proxy card sent to you by Browning West. As Gildan is using a “universal” proxy containing all the Gildan nominees as well as the other nominees proposed by Browning West, there is no need to use any other proxy regardless of how you propose to vote.

Thank you for your continued support of Gildan and please vote the BLUE proxy card today.

Sincerely,

The Gildan Board of Directors

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and strategies to achieve these objectives. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023 (“FY2023 MD&A”) for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve, including the pricing and inflationary environment, and our ability to implement our growth strategies and plans, as well as those factors listed in the FY2023 MD&A under the “Risks and uncertainties” section and “Caution regarding forward-looking statements” sections. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company’s long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Media inquiries:

Genevieve Gosselin

Director, Global Communications and Corporate Marketing

(514) 343-8814

ggosselin@gildan.com

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